mr

[redacted]

14048989

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED MAR 0 4 2014 Wash., DC 189

SEC FILE NUMBER
8- 48547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Young Robertson & Burningham, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 North Rio Grande Suite 101
(No. and Street)

Salt Lake City (City) UT (State) 84101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Laura D. Lewis 801-596-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins P.C.
(Name – *if individual, state last, first, middle name*)

1011 West 400 North (Address) Logan (City) UT (State) 84321 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/25/14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2013 and 2012



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JONES SIMKINS
Certified Public Accountants

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
INDEX TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
6715 South 1300 East, Suite 250
Salt Lake City, UT 84121
Phone: (801) 561-6026
Fax: (801) 561-2023

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Lewis Young Robertson & Burningham, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Lewis Young Robertson & Burningham, Inc. (the Company), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of operations, stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness

of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lewis Young Robertson & Burningham, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2, and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2, and 3 is fairly stated in all material respects in relation to the financial statements as a whole.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 28, 2014

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2013 and 2012

ASSETS		2013	2012
Current assets:			
Cash	$	254,392	272,297
Accounts receivable, net		69,160	131,449
Prepaid expenses		24,487	23,748
Income tax receivable		-	15,000
Related party receivable		33,000	10,000
Total current assets		381,039	452,494
Property and equipment, net		33,536	51,396
Cash surrender value of life insurance		209,672	146,168
Total assets	$	624,247	650,058

LIABILITIES AND STOCKHOLDERS' EQUITY

		2013	2012
Current liabilities:			
Payables	$	258,732	292,743
Current portion of deferred income taxes		2,000	4,000
Current portion of long-term debt		3,521	20,360
Total current liabilities		264,253	317,103
Deferred income taxes		8,000	10,000
Long-term debt		-	3,521
Total liabilities		272,253	330,624
Stockholders' equity:			
Common stock, $1 par value, 50,000 shares authorized, 4,252 and 4,282 shares issued and outstanding, respectively		4,252	4,282
Additional paid-in capital		-	-
Retained earnings		347,742	315,152
Total stockholders' equity		351,994	319,434
Total liabilities and stockholders' equity	$	624,247	650,058

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2013 and 2012

	2013	2012
Revenues:		
Financial advisory fees	$ 2,085,602	1,563,321
Consulting fees	1,300,703	1,722,703
Gain on investments	63,504	48,052
Other	3,179	820
Total revenues	3,452,988	3,334,896
Operating expenses:		
Employee compensation and benefits	2,452,297	2,625,087
Other general and administrative expenses	704,322	672,711
Occupancy	222,401	216,049
Total operating expenses	3,379,020	3,513,847
Income (loss) from operations	73,968	(178,951)
Other expense:		
Interest expense	(2,237)	(3,491)
Gain on disposal of assets	-	150
Total other expense	(2,237)	(3,341)
Income (loss) before income taxes	71,731	(182,292)
Provision (benefit) for income taxes	23,000	(35,000)
Net income (loss)	$ 48,731	(147,292)

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2013 and 2012

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance at January 1, 2012	4,500	$ 4,500	$ 98,057	$ 480,230	$ 582,787
Purchase and retirement of stock	(218)	(218)	(98,057)	(17,786)	(116,061)
Net loss	-	-	-	(147,292)	(147,292)
Balance at December 31, 2012	4,282	4,282	-	315,152	319,434
Purchase and retirement of stock	(30)	(30)	-	(16,141)	(16,171)
Net income	-	-	-	48,731	48,731
Balance at December 31, 2013	4,252	$ 4,252	$ -	$ 347,742	$ 351,994

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net income (loss)	$ 48,731	(147,292)
Adjustments to reconcile net income (loss) to net cash provided by (used) in operating activities:		
Depreciation and amortization	31,613	35,572
Gain on disposal of assets	-	(150)
Deferred income taxes	(4,000)	(35,000)
(Increase) decrease in:		
Accounts receivable	62,289	18,303
Prepaid expenses	(739)	(15,748)
Income tax receivable	15,000	(15,000)
Related party receivable	(23,000)	(10,000)
Increase (decrease) in payables	(34,011)	38,380
Net cash provided by (used) in operating activities	95,883	(130,935)
Cash flows from investing activities:		
Change in cash surrender value of life insurance	(63,504)	(48,052)
Purchase of property and equipment	(13,753)	(3,492)
Proceeds from sale of equipment	-	150
Net cash used in investing activities	(77,257)	(51,394)
Cash flows from financing activities:		
Purchase and retirement of common stock	(16,171)	-
Payments on long-term debt	(20,360)	(19,106)
Net cash used in financing activities	(36,531)	(19,106)
Net decrease in cash	(17,905)	(201,435)
Cash, beginning of year	272,297	473,732
Cash, end of year	$ 254,392	272,297

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the State of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's customer base consists primarily of local governmental agencies. Management does not believe significant credit risk exists at December 31, 2013.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are amounts due from services performed and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due. Accounts receivable are periodically evaluated for collectibility based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. At December 31, 2013 and 2012, no allowance was considered necessary.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment is determined using the straight-line method over the estimated useful lives of the assets which range from 5 to 7 years. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through the provision for income taxes. The Company recognizes interest expense and penalties related to unrecognized tax benefits in the provision for income taxes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these estimates.

Reclassifications

Certain accounts in the 2012 financial statements have been reclassified to conform with the presentation in the 2013 financial statements.

Note 2 – Related Party Transactions

The Company provides management services to LRB Financial, a company also owned by the stockholders of the Company. During the years ended December 31, 2013 and 2012, the Company recorded management fee revenue of $165,000 and $132,000, respectively. At December 31, 2013 and 2012, the outstanding balance of related party receivable was $33,000 and $10,000, respectively.

Note 3 – Property and Equipment

Property and equipment consists of the following:

		2013	2012
Computer equipment	$	132,003	161,712
Furniture and fixtures		243,622	243,622
Leasehold improvements		2,368	2,368
		377,993	407,702
Less accumulated depreciation and amortization		(344,457)	(356,306)
	$	33,536	51,396

Note 4 – Payables

Payables consist of the following:

		2013	2012
Pension payable	$	155,212	208,831
Accounts payable		40,423	40,143
Vacation payable		35,316	23,888
Other payables		27,781	19,881
	$	258,732	292,743

Note 5 – Long-term Debt

The Company leases equipment under a capital lease agreement which provides for the option to purchase the equipment at the end of the lease. The lease is payable in monthly payments of $1,883, has an imputed interest rate of 11.8%, is secured by the equipment being leased, and has an outstanding balance of $3,521 and $23,881 at December 31, 2013 and 2012, respectively.

Note 5 – Long-term Debt (continued)

Future minimum lease payments under this capital lease are as follows:

Year Ending December 31,		Amount
2014	$	3,766
Less amount representing interest		(245)
Present value of future minimum lease payments	$	3,521

The cost, accumulated amortization, and amortization expense of equipment under capital lease are approximately as follows:

		2013	2012
Cost	$	120,000	120,000
Accumulated amortization	$	120,000	103,813
Amortization expense	$	16,187	17,342

Note 6 – Operating Lease Obligations

The Company leases office space and office equipment under noncancelable operating lease agreements, which expire in 2014 through 2017. Future minimum rental payments for these noncancelable operating leases are approximately as follows:

Year Ending December 31,		Amount
2014	$	169,000
2015		167,000
2016		171,000
2017		20,000
	$	527,000

Note 6 – Operating Lease Obligations (continued)

Rental expense on the operating leases for the years ended December 31, 2013 and 2012 was approximately, $245,000 and $250,000, respectively.

Note 7 – Profit Sharing Plan

The Company has adopted a profit sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $207,000 and $255,000 for the years ended December 31, 2013 and 2012, respectively.

Note 8 – Supplemental Cash Flow Information

During the year ended December 31, 2012, the Company acquired common stock in exchange for a life insurance policy with a cash surrender value of $116,061.

Actual amounts paid for interest and income taxes are approximately as follows:

		2013	2012
Interest	$	2,237	3,491
Income taxes	$	12,426	7,652

Note 9 – Income Taxes

The provision (benefit) for income taxes consists of the following:

		2013	2012
Current	$	27,000	(12,000)
Deferred		(4,000)	(23,000)
	$	23,000	(35,000)

Note 9 – Income Taxes (continued)

The provision (benefit) for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2013	2012
Federal tax at statutory rates	$	17,000	(27,000)
State tax at statutory rates		3,000	(9,000)
Insurance		(5,000)	(1,000)
Meals and entertainment		7,000	3,000
Other		1,000	(1,000)
	$	23,000	(35,000)

Deferred tax assets (liabilities) consist of the following:

		2013	2012
Revenue and expense recognition	$	(6,000)	(20,000)
Depreciation		(8,000)	(10,000)
Net operating loss carry-forward		-	12,000
Charitable contribution carry-forward		4,000	4,000
	$	(10,000)	(14,000)

Presented in the financial statements as follows:

		2013	2012
Current portion of deferred income taxes	$	(2,000)	(4,000)
Deferred income taxes		(8,000)	(10,000)
	$	(10,000)	(14,000)

The charitable contribution credit will start to expire in 2017. Tax years 2010, 2011, and 2012 remain open to examination by the federal Internal Revenue Service and for the State of Utah taxing authority.

Note 10 – Commitments and Contingencies

The Company may become subject to investigations, examinations, claims, or lawsuits arising in the ordinary course of its business. The Company is currently not aware of any such items that it believes could have a material adverse effect on its financial statements.

The Company has entered into a stock purchase agreement with a stockholder of the Company to purchase shares, at the discretion of the Company, through July 15, 2015.

Note 11 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013 and 2012, the Company had net capital of $196,724 and $96,396, respectively, which was $179,240 and $75,288, respectively, in excess of its required net capital of $17,484 and $21,108, respectively. At December 31, 2013 and 2012, the Company's net capital ratio was 1.3 to 1 and 3.3 to 1, respectively.

Note 12 – Subsequent Events

The Company evaluated its December 31, 2013 financial statements for subsequent events through February 28, 2014, the date the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Schedule 1

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

NET CAPITAL:	
Total ownership equity	$ 351,994
Ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	351,994
Additions for deferred income tax liabilities resulting from assets that are non-allowable for net capital	10,000
Total capital and allowable credits	361,994
Deductions for non-allowable assets	(160,183)
Net capital before haircuts on securities positions	201,811
Haircuts on securities:	
Current investments (money market funds 2%)	(5,087)
Net capital	$ 196,724
AGGREGATE INDEBTEDNESS:	
Total liabilities (less deferred income taxes) from balance sheet	$ 262,253
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 17,484
Excess net capital	$ 179,240
Excess net capital at 1000% (Net capital - 10% of aggregate indebtedness)	$ 170,499
Ratio of aggregate indebtedness to net capital	1.3 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2012) (as amended on February 28, 2014):	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 196,724
Reconciling items	-
Net capital per above	$ 196,724

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as an introducing broker or dealer, who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto. Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Per paragraph K(2)(ii), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
6715 South 1300 East, Suite 250
Salt Lake City, UT 84121
Phone: (801) 561-6026
Fax: (801) 561-2023

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Board of Directors of
Lewis Young Robertson & Burningham, Inc.

In planning and performing our audit of the financial statements of Lewis Young Robertson & Burningham, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and

the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 28, 2014.

- The Company's controls for preparing financial statements in compliance with U.S. Generally Accepted Accounting Principles were not sufficient resulting in audit adjustments.
- The Company's controls over the computation of net capital were not sufficient resulting in miscalculations during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 28, 2014

OATH OR AFFIRMATION

I, Laura D. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis Young Robertson & Burningham, Inc, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Laura D. Lewis
Signature

Chief Compliance Officer
Title

Lisa M. Johansen
Notary Public

LISA MARIE JOHANSEN
NOTARY PUBLIC - STATE OF UTAH
My Comm. Exp. 02/01/2016
Commission # 651739

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
6715 South 1300 East, Suite 250
Salt Lake City, UT 84121
Phone: (801) 561-6026
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INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Lewis Young Robertson & Burningham, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Lewis Young Robertson & Burningham, Inc. (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check numbers 12386 and 12736) noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 28, 2014